May 28, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Rainier Investment Management Mutual Funds (comprised of the Large Cap Equity, Large Cap Growth Equity, Mid Cap Equity, Small/Mid Cap Equity, Balanced, and Intermediate Fixed Income Portfolios) (the “Rainier Funds”) and, under the date of May 20, 2008 we reported on the financials statements of the Funds as of and for the year ended March 31, 2008. On September 9, 2008, we were dismissed. We have read the Funds’ statements regarding our dismissal included within the Funds’ annual report as of and for the year ended March 31, 2009 and we agree with such statements.

Very truly yours,

KPMG LLP